

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

November 13, 2007

David C. Skinner, Sr.
Chief Executive Officer
Amish Naturals, Inc.
6399 State Route 83
Holmesville, OH 44633

Re: Amish Naturals, Inc.
Amendment No. 1 to Registration Statement on Form SB-2
Filed November 2, 2007
File No. 333-146609

Dear Mr. Skinner:

We have reviewed your response letter and the amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide the staff with properly marked versions of each amendment when filed, marked to show all changes from the prior filing. In this regard, we note that the redline provided to us on November 8, 2007 by courtesy copy, and the redlines filed on EDGAR on November 2 and November 8, 2007, did not reflect all changes made in the amendment filed on November 2, 2007.

   In addition, we noted that the courtesy copy of the blackline provided to us on November 8, 2007 differed from the blackline filed on EDGAR on the same date.

Please ensure that courtesy copies of each amendment (including marked versions) provided to the staff conform to the publicly filed versions in all respects.

2.   Please monitor the age of the financial statements included in the registration statement and update them as may be appropriate.

3.   We note your response to our previous comment number 1 and reissue the comment. In your response, you present an analysis that is based upon the financial information as of September 30, 2007, which has not yet been filed. We refer you to Item 310(c)(2) of Regulation S-B which indicates that evaluations of significance are based on comparisons of "the most recent annual financial statements of the businesses acquired…and the small business issuer's most recent annual financial statements <u>filed at or prior to </u>the date of the acquisition." It would appear that your most recent annual financial statements filed at or prior to the date of the acquisitions are dated September 30, 2006. Accordingly, please redo the analysis using the appropriate financial statements. In addition, we refer you to Instruction 5 to Item 2.02 of Form 8-K and Item 310(d) of Regulation S-B. Please revise your disclosure as may be appropriate. We may have further comment.

4.   We note the Current Report on Form 8-K filed on October 15, 2007 announcing the termination of the employment of Donald Alarie on October 5, 2007. On page 16 of the disclosure, however, you continue to disclose the role of Mr. Alarie with respect to the company's sales and marketing efforts. Please revise to eliminate this reference and update your disclosure accordingly.

<u>Closing Comments</u>

As appropriate, please amend the above filing in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Laura Nicholson at (202) 551-3584, or in her absence, Mellissa Campbell Duru at (202) 551-3757 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: M. Duru
L. Nicholson

via facsimile
Dennis Brovarone, Esq.
(303) 466-4826